

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 4, 2012

VIA U.S. MAIL AND FAX

Jordan K. Thomsen, Vice President and Counsel
AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, NY 10104

> Re: Separate Account No. 70 of AXA Equitable Life Insurance
> Company
> AXA Equitable Life Insurance Company
> Initial N-4
> File Nos. 333-182903 and 811-22651

Dear Mr. Thomsen:

The staff has reviewed the above-referenced registration statement which the Commission received on July 27, 2012. Based on your representation that the filing is substantially similar to File Nos. 333-64749 and 811-7659, the registration statement received a selective review. Based on this review, we have the following comments on the filing.

1. General

a. Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifiers associated with the contract.

b. Please supplementally advise to the Staff the effect of increasing the difference between the minimum and maximum transfer points from 10% to 20% with respect to the Asset Transfer Program calculation.

2. The Accumulator Series at a glance – key features, pages 11-13

Please consider including a brief description of the death benefits in this section.

3. <u>Fee Table,</u> pages 15- 16

The language in the body of the prospectus suggests that footnote 12 should apply to the GWBL rider current changes. If this is the case, please add the footnote to the GWBL rider current charges line item. Otherwise, please revise the prospectus disclosure accordingly.

4. <u>Contract features and benefits</u>, pages 18-49

Please consider reorganizing the guaranteed benefits section into a more logical structure.

5. <u>Item 24. Financial Statements and Exhibits</u>

Please provide Powers of Attorney that relate specifically to the filing. <u>See</u> Rule 483(b) of the Securities Act of 1933.

6. <u>Item 32. Undertakings</u>

Please change "Certificates" to "Contracts" in the fee representation.

7. <u>Financial Statements, Exhibits, and Other Information</u>

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

8. <u>Tandy Representation</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * ** ** * * * * * * * * * * *

Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-8629.

Sincerely,

Alison White
Senior Counsel
Office of Insurance Products